UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-36619

Affimed N.V.

Gottlieb-Daimler-Straße 2,

68165 Mannheim

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-260946), Form S-8 (Registration Number 333-198812) and Form S-8 (Registration Number 333-270798) of Affimed N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.

Date: September 5, 2024	By:	/s/ Andreas Harstrick
	Name:	Andreas Harstrick
	Title:	Chief Medical Officer

	By:	/s/ Denise Mueller
	Name:	Denise Mueller
	Title:	Chief Business Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and June 30, 2023.

99.2	Affimed N.V. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Affimed N.V. Press Release dated September 5, 2024.